Ferreyros CAT

Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

06015492

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, July 24th, 2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Financial Statements as of June 30th, 2006, and our management report for that period.

Sincerely yours,

Ferreyros S.A.A.

Patricia Gastelumendi Lukis
Gerente de División Finanzas

dlw 7/27

Ferreyros

RECEIVED
2006 JUL 26 P 3:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HECHO DE IMPORTANCIA

Lima, 21 de julio del 2006

Señores
Comisión Nacional Supervisora de Empresas y Valores
Presente.-

Estimados señores:

De acuerdo a disposiciones vigentes, cumplimos con presentar los estados financieros de Ferreyros S.A.A. al 30 de junio del 2006, así como las Notas a los Estados Financieros e Informe de Gerencia a la misma fecha. El Informe de Gerencia incluye la Declaración de Responsabilidad y el Análisis y Discusión de Gerencia.

Los estados financieros al 30 de junio del 2006 han sido aprobados en Sesión de Directorio de fecha 20 de julio del 2006.

Atentamente,

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

RECEIVED
2006 JUL 26 P 3:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 30 de junio del 2006. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

Para mayor información contactar con:
Liliana Montalvo, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4163
Email: famorrortu@ferreyros.com.pe

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL SEGUNDO TRIMESTRE DEL AÑO 2006

(Lima, Perú, 21 de julio del 2006).- Ferreyros distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros del segundo trimestre del 2006.

Las ventas al 30-06-06 ascendieron a S/. 645.0 millones, en comparación con S/. 452.4 millones del mismo periodo del año anterior, un incremento de 42.6%.

La utilidad neta al 30-06-06 ascendió a S/ 47.5 millones en comparación con S/. 10.5 millones del mismo período del año anterior, un aumento de 352.0%. Este incremento en la utilidad neta ha sido alcanzado principalmente gracias a un crecimiento de 40.4% en las ventas, lo cual se explica por el dinamismo experimentado en casi todos los sectores económicos en los cuales la Compañía realiza sus operaciones, especialmente en el sector minero, debido al aumento del precio de los minerales en el mercado internacional. Adicionalmente, se ha logrado mantener los gastos de administración y ventas con un crecimiento mínimo de 4.0%, a pesar del gran incremento de ventas.

cabe señalar que en nuestro informe de gerencia del 1T 2006, mencionamos que los volúmenes de ventas de repuestos y servicios alcanzados en dicho período no se mantendrían en el resto del año debido a que se esperaba una disminución en la demanda de repuestos y servicios de un cliente importante de la gran minería, situación que se ha cumplido, ya que si se compara las ventas de repuestos y servicios del 1T 2006 con las del 2T 2006, se puede observar una disminución de 13%.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al segundo trimestre del 2006 y 2005. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

VENTAS NETAS.- Las ventas netas del 2T 2006 ascendieron a S/. 348.8 millones, en comparación con S/. 248.4 millones del mismo período del año anterior, un incremento de 40.4 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 62.4% a las del 2T 2005 (S/. 196.6 millones en el 1T 2006; S/. 121.1 millones en el 2T 2005), debido a lo siguiente:

- Incremento de 71.4% en la venta de equipos Caterpillar (S/. 164.6 millones en el 2T 2006; S/: 96.0 millones en el 2T 2005), generado por importantes ventas de camiones mineros Caterpillar a clientes de la gran minería, así como por la demanda creciente de otros equipos Caterpillar por parte de clientes de la mediana minería y de empresas contratistas que efectúan trabajos de construcción y/o desarrollo para empresas de diferentes sectores económicos.
- Incremento en la venta de equipos agrícolas de 23.1% (S/.8.0 millones en el 2T 2006; S/. 6.5 millones en el 2T 2005); explicado básicamente por una venta de equipos agrícolas por S/. 1.3 millones a un cliente del sector construcción, que los utilizará en la ejecución de trabajos de movimiento de tierra.
- Disminución no significativa de 5.6% en las ventas de la línea automotriz (S/. 7.0 millones en el 2T 2006; S/. 7.5 millones en el 2T 2005).
- Incremento de 53.2% en las ventas de unidades usadas (S/. 16.9 millones en el 2T 2006, S/. 11.0 millones en el 2T 2005), que se explica por mayores ventas a empresas dedicadas a la construcción de carreteras y a empresas contratistas que realizan trabajos de construcción y desarrollo para la mediana y gran minería.

De otro lado, en 2T 2006, las ventas de repuestos y servicios fueron superiores en 19.7% a las del mismo período del año anterior (S/.147.6 millones en el 2T 2006; S/.123.3 millones en el 2T 2005), debido a importantes ventas de repuestos y servicios a empresas de la gran minería, que a partir del tercer trimestre del 2005 aumentaron significativamente el envío de componentes para su reparación en los talleres de la Compañía. Es importante mencionar que, debido a que en 1T 2006 se terminaron las reparaciones de una cantidad importante de componentes de un cliente importante de la gran minería, las ventas de repuestos y servicios disminuyeron en 13% en el 2T 2006 en relación con las del 1T 2006.(S/. 147.6 millones en el 1T 2006; S/.169.2 en el 2T 2006).

Por otra parte, los ingresos por alquiler de equipos del 2T 2006 mostraron un incremento de 17.0% en comparación con los registrados en el mismo periodo del año anterior (S/. 4.6 millones el 2T 2006; S/. 3.9 millones en el 2T 2005). Este incremento en las ventas del 2T 2006 se debe a una mayor demanda de alquiler de equipos ligeros por parte de clientes del sector construcción.

UTILIDAD EN VENTAS.- La utilidad en ventas del 2T 2006 ascendió a S/. 74.4 millones, en comparación con S/. 50.9 millones del mismo período del año anterior, un incremento de 46.1%, originado principalmente por un aumento en las ventas de equipos Caterpillar así como por la mayor venta de repuestos

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

y servicio. En términos porcentuales el margen bruto del 2T 2006 es ligeramente superior al del mismo período del año anterior (2T 2006: 21.3%; 2T 2005: 20.5%).

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el 2T 2006 a S/. 40.4 millones en comparación con S/. 39.4 millones del mismo período del año anterior, un incremento neto de 2.5 %, debido principalmente a:

- Un aumento de los gastos variables como consecuencia del importante crecimiento de las ventas del período.
- Disminución de la provisión para cobranza dudosa, gracias a una mejora en la calidad de la cartera.
- Disminución de los gastos fijos como resultado de las medidas que se se han adoptado para mejorar la rentabilidad de las diferentes unidades de negocio.

En el segundo trimestre del 2006 los gastos de venta y administración representan el 11.6 % de las ventas netas frente al 15.9 % del mismo periodo del año anterior.

INGRESOS FINANCIEROS.- Los ingresos financieros del 2T 2006 ascendieron a S/. 7.8 millones en comparación con S/. 5.8 millones del mismo período del año anterior, un incremento de 33.9%, generado principalmente por un aumento en los descuentos por pronto pago otorgados por proveedores del exterior. En el 2T 2006 los pagos efectuados a proveedores del exterior, sujetos a dicho descuento, fueron mayores a los realizados en el mismo período del año anterior, como consecuencia de un aumento en las compras de equipos y repuestos, el cual ha sido generado por el importante crecimiento de las ventas.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 6.9 millones en el 2T 2006 en comparación con S/.7.3 millones del mismo período del año anterior, una disminución de 4.8% debido principalmente a una sustitución de obligaciones con tasa de interés alta por otras con tasa de interés mas baja, que ha compensado con exceso el aumento de S/. 31.0 millones en el pasivo promedio sujeto al pago de interés (pasivo promedio 2T 2006: S/.411.0 millones; pasivo promedio 2T 2005: S/.380.0 millones).

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método contable de participación patrimonial. Los ingresos por este concepto ascendieron a S/.2.3 millones en el 1T 2006, en comparación con S/. 3.2 millones registrados en el mismo período del año anterior, una disminución de 31.2%, debido a que las utilidades de subsidiarias registradas en el 2T 2006 ya no incluyen las de la subsidiaria Motorindustria S.A.. Al respecto, cabe señalar que en la Junta General de Accionistas del 28 de marzo del 2005, se acordó la escisión y transferencia a Ferreyros S.A.A. de un bloque patrimonial de la subsidiaria Motorindustria S.A., relacionado con las actividades de recuperación de piezas y reparación de componentes hidráulicos. Dicha escisión se hizo efectiva el 1° de marzo del 2006.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA

El monto de las utilidades de Motorindustria S.A. registrado en el 2T 2005 ascendió a S/. 1.0 millones. Si para propósitos comparativos se deduce dicho monto de la utilidades de subsidiarias registradas en el 2T del 2005, la utilidad obtenida en el 2T del 2006 es similar a la obtenida el 2T del 2005.

OTROS INGRESOS (EGRESOS).--- En el 2T 2006 se registró en este rubro un egreso neto de S/. 2.2 millones en comparación con un egreso neto de S/. 3.8 millones del mismo período del año anterior. En el 2T 2006, se incluyó en este rubro principalmente los siguientes conceptos: i) un egreso de S/. 1.8 millones por provisión para desvalorización de existencias; y ii) otros egresos netos por S/. 0.4 millones. En el 2T 2005, se registró en este rubro básicamente los siguientes conceptos: i) un egreso de S/. 4.0 millones por provisión para desvalorización de existencias, y ii) un ingreso neto de S/. 0.2 por otros conceptos.

UTILIDAD (PERDIDA) EN CAMBIO.- El 2T 2006 y 2T 2005 incluyen utilidades en cambio por S/. 7.1 millones y S/. 0.9 millones, respectivamente. En ambos periodos la utilidad ha sido originada por la apreciación del nuevo sol frente al dólar americano (2.9 % el 2T 2006 y 0.3% el 2T 2005). En el caso de la Compañía, el importe de las cuentas por pagar en dólares americanos es mayor que el de las cuentas por cobrar en dicha moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del segundo trimestre del 2006 y 2005 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del 1T 2006 ascendió a S/. 26.9 millones en comparación con S/. 6.5 millones del mismo período del año anterior, un incremento de 315%, explicado por un incremento en la utilidad bruta, un incremento en los ingresos financieros, una disminución de los gastos financieros, una mayor utilidad en cambio y menores egresos diversos; lo cual ha permitido cubrir el pequeño incremento incremento de los gastos de Administración y Ventas, la disminución de la participación patrimonial en subsidiarias, así como aumentar la utilidad neta en S/. 20.4 millones en relación con la obtenida en el mismo periodo del año anterior.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN (UAIDA).- La UAIDA (EBITDA, por sus siglas en inglés) en el 2T 2006 ascendió a S/. 92.3 millones frente a S/. 44.7 millones del mismo período del año anterior, lo cual representa un incremento de 106.5%.

ANALISIS DEL BALANCE GENERAL

Al 30-06-06, el total de pasivos ascendió a S/. 536.2 millones en comparación con S/. 504.2 millones al 30-06-05, un incremento de S/. 32.0 millones. Por otra parte, el total de activos al 30-06-06 ascendió a S/. 890.0 millones en comparación con S/. 802.7 millones al 30-06-05, un incremento neto de S/.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA

87.3 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 131.9 millones, como consecuencia de: i) aumento de S/. 85.4 millones por mayores ventas ii) aumento de S/.59.2 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; iii) disminución de S/. 7.8 millones por incremento en la provisión para cobranza dudosa; y iv) disminución de S/. 4.9 millones por incremento en intereses diferidos.

b) Disminución neta de Otras Cuentas por Cobrar por S/. 60.5 millones, que se explica por: i) disminución de S/. 59.2 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; y ii) otras disminuciones netas por S/. 1.3 millones.

c) Aumento neto de Existencias por S/. 42.2 millones debido a: i) aumento neto de S/.44.2 millones por compras efectuadas en el período para atender el crecimiento en la demanda de los clientes; ii) aumento neto de S/. 8.5 millones por transferencia de equipos de alquiler del activo fijo al inventario; iii) disminución de S/. 12.5 millones por incremento de la provisión para desvalorización de existencias; y iv) aumento de S/. 2.0 millones por transferencia del inventario escindido de la subsidiaria Motorindustria S.A.

d) Disminución neta del Activo Fijo por S/. 15.0 millones, que se explica por: i) aumento de S/. 11.3 millones por compras de equipos de alquiler; ii) aumento de S/. 4.4 millones por compras de otros activos fijos; iii) aumento de S/.10.7 millones por la transferencia de activo fijo escindido de la subsidiaria Motorindustria;. iv) disminución neta de S/. 8.5 millones por transferencia de equipo de alquiler del activo fijo al inventario; v) disminución de S/.29.2 millones por aumento en la depreciación acumulada; vi) disminución de S/. 3.9 millones por aumento en la provisión para desvalorización de activo fijo; y vii) otros incrementos netos por S/. 0.2 millones.

e) Disminución neta de Inversiones en Valores por S/. 10.3 millones debido a: i) aumento de S/. 11.5 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial; ii) disminución de S/. 21.7 millones por escisión de la subsidiaria Motorindustria (se eliminó la inversión y se incorporó activos y pasivos escindidos de dicha empresa). iii) otras disminuciones netas por S/. 0.1 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-06-06 es de 1.85, superior al ratio corriente de 1.28 al 30-06-05.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA

El ratio de apalancamiento financiero al 30-06-06 es 1.13 en comparación con 1.42 al 30-06-05. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

La conformación de las obligaciones de la Compañía al 30 de junio del 2006 se muestra en el anexo 4.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.

ANEXO 1

Estado de Ganancias y Pérdidas
(En miles de soles)

	2T 06	%	1T 06	%	2T 05	%	2T 06/ 1T 06 %	2T 06/ 2T 05 %	Acumulado al 30-06-06	%	Acumulado al 30-06-05	%	Variación %
Ventas Netas	348,804	100.0	296,240	100.0	248,363	100.0	17.7	40.4	645,044	100.0	452,412	100.0	42.6
Costo de Ventas	-274,396	-78.7	-228,743	-77.2	-197,433	-79.5	20.0	39.0	-503,139	-78.0	-356,148	-78.7	41.3
Utilidad en ventas	**74,408**	**21.3**	**67,497**	**22.8**	**50,930**	**20.5**	**10.2**	**46.1**	**141,904**	**22.0**	**96,264**	**21.3**	**47.4**
Gastos de Venta y Administración	-40,387	-11.6	-39,072	-13.2	-39,388	-15.9	3.4	2.5	-79,459	-12.3	-76,372	-16.9	4.0
Utilidad en operaciones	**34,021**	**9.8**	**28,425**	**9.6**	**11,542**	**4.6**	**19.7**	**194.8**	**62,445**	**9.7**	**19,892**	**4.4**	**213.9**
Ingresos Financieros	7,801	2.2	7,240	2.4	5,825	2.3	7.7	33.9	15,041	2.3	10,432	2.3	44.2
Gastos Financieros	-6,929	-2.0	-8,263	-2.8	-7,275	-2.9	-16.1	-4.8	-15,192	-2.4	-14,047	-3.1	8.2
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	2,258	0.6	3,301	1.1	3,283	1.3	-31.6	-31.2	5,559	0.9	6,020	1.3	-7.7
Otros Ingresos (Egresos), neto	-2,233	-0.6	-2,659	-0.9	-3,830	-1.5	-16.0	-41.7	-4,892	-0.8	-7,847	-1.7	-37.7
Utilidad antes de diferencia en cambio	**34,918**	**10.0**	**28,044**	**9.5**	**9,546**	**3.8**	**24.5**	**265.8**	**62,962**	**9.8**	**14,451**	**3.2**	**335.7**
Utilidad en cambio	7,104	2.0	3,804	1.3	939	0.4	86.7	656.5	10,908	1.7	2,646	0.6	312.2
Utilidad antes de Participaciones e Impuesto a la Renta	**42,022**	**12.0**	**31,848**	**10.8**	**10,485**	**4.2**	**31.9**	**300.8**	**73,870**	**11.5**	**17,098**	**3.8**	**332.0**
Participaciones	-3,387	-1.0	-2,530	-0.9	-840	-0.3	33.9	303.0	-5,917	-0.9	-1,386	-0.3	326.9
Utilidad antes de Impuesto a la Renta	**38,635**	**11.1**	**29,318**	**9.9**	**9,645**	**3.9**	**31.8**	**300.6**	**67,953**	**10.5**	**15,712**	**3.5**	**332.5**
Impuesto a la Renta	-11,683	-3.3	-8,729	-2.9	-3,150	-1.3	33.8	270.9	-20,412	-3.2	-5,196	-1.1	292.9
Utilidad neta	**26,952**	**7.7**	**20,589**	**7.0**	**6,495**	**2.6**	**30.9**	**315.0**	**47,540**	**7.4**	**10,516**	**2.3**	**352.1**

ANEXO 2

FERREYROS S.A.A.

Balance General (Expresado en miles de nuevos soles)

	30-jun-06	30-jun-05	Variación % 30-jun-06 / 30-jun-05
Caja y bancos	28,457	37,835	-24.8
Cuentas por cobrar comerciales	275,864	145,105	90.1
Inventarios	253,070	210,851	20.0
Cuentas por cobrar vinculadas	10,178	8,652	17.6
Otras cuentas por cobrar	4,367	64,949	-93.3
Gastos pagados por anticipado	4,291	3,041	41.1
Activo Corriente	**576,228**	**470,433**	22.5
Cuentas por cobrar comerciales a largo plazo	22,189	21,110	5.1
Otras cuentas por cobrar a largo plazo			
Inmueble, maquinaria y equipo			
Equipo de alquiler	76,133	86,113	-11.6
Otros activos fijos	287,806	284,504	1.2
	363,939	370,617	-1.8
Depreciación acumulada	-168,495	-160,143	5.2
Inmueble, maquinaria y equipo, neto	195,444	210,474	-7.1
Inversiones	82,155	92,423	-11.1
Otros activos no corrientes	13,984	8,249	69.5
Activo no Corriente	313,773	332,256	-5.6
Total Activo	**890,001**	**802,689**	10.9
Deuda de corto plazo	63,747	131,806	-51.6
Otros pasivos corrientes	248,528	236,189	5.2
Pasivo corriente	**312,275**	**367,995**	-15.1
Deuda de largo plazo	223,888	136,231	64.3
Total Pasivo	**536,163**	**504,226**	6.3
Ganancias diferidas	4,698	6,777	-30.7
Impuesto a la renta diferido			
Patrimonio	**349,140**	**291,686**	19.7
Total Pasivo y Patrimonio	**890,001**	**802,689**	10.9
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	14,121	16,191	
UAIDA	**92,275**	**44,689**	106.5
Ratios Financieros			
Ratio corriente	1.85	1.28	
Apalancamiento Financiero	1.13	1.42	
Valor contable por acción	1.35	1.21	

FERREYROS S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A — **ANEXO 3**

Ventas netas por Area de Operaciones
(En miles de soles)

	2T 06	%	1T 06	%	2T 05	%	2T 06/ 1T 06 %	2T 06/ 2T 05 %	Acumulado al 30-6-2006	%	Acumulado al 30-6-2005	%	S/.000	Varia… %
Caterpillar:														
Gran minería	77,050	22.1	70,796	23.9	46,805	18.8	8.8	64.6	147,846	22.9	79,700	17.6	68,146	[illegible]
Otros	87,517	25.1	23,390	7.9	49,204	19.8	274.2	77.9	110,907	17.2	79,729	17.6	31,179	[illegible]
	164,567	47.2	94,186	31.8	96,009	38.7	74.7	71.4	258,753	40.1	159,429	35.2	99,325	[illegible]
Equipos agrícolas	8,041	2.3	6,067	2.0	6,534	2.6	32.5	23.1	14,108	2.2	14,609	3.2	-502	[illegible]
Automotriz	7,087	2.0	8,295	2.8	7,504	3.0	-14.6	-5.6	15,382	2.4	14,727	3.3	655	[illegible]
Unidades usadas	16,907	4.8	14,810	5.0	11,035	4.4	14.2	53.2	31,717	4.9	19,319	4.3	12,398	[illegible]
	196,602	56.4	123,357	41.6	121,081	48.8	59.4	62.4	319,960	49.6	208,083	46.0	99,478	[illegible]
Repuestos y servicios	147,550	42.3	169,199	57.1	123,305	49.6	-12.8	19.7	316,750	49.1	237,240	52.4	79,510	[illegible]
Alquileres	4,651	1.3	3,683	1.2	3,976	1.6	26.3	17.0	8,334	1.3	7,089	1.6	1,245	[illegible]
Total	348,804	100.0	296,240	100.0	248,363	100.0	17.7	40.4	645,043	100.0	452,412	100.0	192,632	[illegible]

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-06-2006
Minería	53.9%
Construccion	17.1%
Comercio y Servicios	10.2%
Pesca	3.0%
Agricultura	1.6%
Transporte	1.6%
Industria	1.1%
Gobierno	1.0%
Hidrocarburos	0.9%
Otros	9.6%
Total	100.0%

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

21/07/200615:55JUNIO 2006.xls

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 30 de junio del 2006
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	53,516	36,464	7,334	9,718
Papeles Comerciales	-			
Proveedores:				
Caterpillar	3,529	3,529		
Otros	16,026	16,026		
Bonos corporativos	55,269		5,659	49,610
Caterpillar Financial Services	10,921		1,572	9,349
Otros pasivos	25,206	25,206		
Total	164,467	81,225	14,565	68,677

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2006	Ingresar 4 digitos como maximo
Tipo de Información:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A.	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que metodo utilizo para preparar el Estado de Flujos de Efectivo

RECEIVED 2006 JUL 26 P 3:05 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

0

Balance General

Al 30 de Junio del año 2006 y 31 de Diciembre del año 2005

(En miles de nuevos soles)

Codigo		Notas	Al 30 de Junio 2006	Al 31 de Diciembre 2005
	Activo			
	Activo Corriente			
1D0109	Efectivo y equivalentes de efectivo		28,457	11,469
1D0114	Inversiones financieras		0	0
1D0110	Activos financieros a valor razonable a través de ganancias y pérdidas		0	0
1D0111	Activos disponibles para la venta		0	0
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)	3	275,864	226,846
1D0104	Cuentas por Cobrar a Vinculadas	4	10,179	14,039
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)		4,367	6,956
1D0106	Existencias (neto de provisión acumulada)	5	253,070	253,255
1D0112	Activos Biológicos		0	0
1D0115	Activos no corrientes disponibles para la venta		0	0
1D0107	Gastos Pagados por Anticipado		4,291	2,136
1D0113	Otros activos		0	0
1D01ST	**Total Activo Corriente**		**576,228**	**514,701**
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo	3	22,189	34,788
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo		0	0
1D0203	Otras Cuentas por Cobrar a Largo Plazo		0	0
1D0217	Inversiones financieras		82,155	95,347
1D0213	Activos disponibles para la venta		0	0
1D0215	Activos financieros mantenidos a vencimiento		0	0
1D0214	Inversiones al método de la participación		79,387	91,206
1D0218	Otras Inversiones financieras		2,768	4,141
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0209	Existencias		0	0
1D0216	Activos Biológicos		0	0
1D0211	Inversiones Inmobiliarias		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	6	195,444	183,880
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)		0	0
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo		13,622	11,207
1D0212	Crédito Mercantil		0	0
1D0208	Otros Activos		362	445
1D02ST	**Total Activo No Corriente**		**313,773**	**325,667**
1D020T	TOTAL ACTIVO		**890,001**	**840,368**

	Notas	Al 30 de Junio 2006	Al 31 de Diciembre 2005	Codigo
Pasivo y Patrimonio				
Pasivo Corriente				
Sobregiros Bancarios		1,345	1,177	1D0306
Obligaciones Financieras		118,872	61,415	1D0309
Cuentas por Pagar Comerciales		63,747	100,545	1D0302
Cuentas por Pagar a Vinculadas	4	3,610	11,259	1D0303
Provisiones		0	0	1D0310
Impuesto a la Renta y Particip. Corrientes		15,786	11,166	1D0311
Otras Cuentas por Pagar		108,915	126,539	1D0304
Pasivos por Instrumentos Financieros Derivados		0	0	1D0308
Total Pasivo Corriente		**312,275**	**312,101**	1D03ST
Pasivo No Corriente				
Obligaciones Financieras		223,888	207,690	1D0401
Cuentas por Pagar Comerciales		0	0	1D0407
Cuentas por pagar a Vinculadas		0	0	1D0402
Pasivos por Instrumentos Financieros Derivados		0	0	1D0405
Provisiones		0	0	1D0406
Otras Cuentas por Pagar		0	0	1D0408
Ingresos Diferidos (netos)		4,698	5,669	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo		0	0	1D0404
Total Pasivo No Corriente		**228,586**	**213,359**	1D04ST
Total Pasivo		**540,861**	**525,460**	1D040T
Patrimonio Neto				
Capital	9	150,454	143,556	1D0701
Capital adicional		0	0	1D0702
Resultados no realizados	9	8,437	8,595	1D0708
Reservas Legales	9	4,923	3,389	1D0705
Otras Reservas		0	0	1D0706
Resultados Acumulados	9	21,021	14,297	1D0707
Diferencias de Conversión		0	0	1D0709
Total Patrimonio Neto atribuible a los accionistas mayoritarios		**184,835**	**169,837**	1D0710
Capital	9	133,742	122,622	1D0504
Acciones de Inversión		0	0	1D0505
Capital adicional		0	0	1D0506
Resultados no realizados	9	7,500	7,342	1D0507
Reservas Legales	9	4,377	2,895	1D0508
Otras Reservas		0	0	1D0509
Resultados Acumulados	9	18,686	12,212	1D0510
Diferencias de Conversión		0	0	1D0511
Total Patrimonio Neto atribuible a los Intereses Minoritarios		164,305	145,071	1D0503
Total Patrimonio Neto		**349,140**	**314,908**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		**890,001**	**840,368**	1D070T

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.

Estado de Ganancias y Pérdidas

Por los periodos terminados al 30 de Junio del año 2006 y 2005

(En miles de nuevos soles)

Codigo		Notas	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2006	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2005	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2006	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2005
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	12	342,136	247,648	639,981	448,992
2D0102	Otros Ingresos Operacionales		1,190	232	1,306	581
2D01ST	**Total de Ingresos Brutos**		**343,326**	**247,880**	**641,287**	**449,573**
2D0201	Costo de Ventas (Operacionales)		-268,918	-196,950	-499,383	-353,309
2D0202	Otros costos operacionales		0	0	0	0
2D0203	**Total Costos Operacionales**		**-268,918**	**-196,950**	**-499,383**	**-353,309**
2D02ST	**Utilidad Bruta**		**74,408**	**50,930**	**141,904**	**96,264**
	Gastos Operacionales					
2D0302	Gastos de Ventas		-20,987	-23,384	-41,794	-45,073
2D0301	Gastos de Administración		-19,400	-16,004	-37,665	-31,299
2D03ST	**Utilidad Operativa**		**34,021**	**11,542**	**62,445**	**19,892**
	Otros Ingresos (gastos)					
2D0401	Ingresos Financieros		14,906	6,765	25,950	13,080
2D0402	Gastos Financieros		-6,929	-7,275	-15,192	-14,047
2D0406	Participación en los resultados de empresas vinculadas bajo el método de participación		2,258	3,283	5,559	6,020
2D0409	Ganancia o pérdida por instrumentos financieros derivados					
2D0407	Ganancia o pérdida por venta de activos		50	0	50	0
2D0403	Otros Ingresos		0	0	0	0
2D0404	Otros Gastos		-2,284	-3,830	-4,943	-7,847
2D04ST	**Resultado antes de Participaciones y del Impuesto a la Renta**		**42,022**	**10,485**	**73,869**	**17,098**
2D0501	Participación de los trabajadores		-3,387	-840	-5,917	-1,386
2D0502	Impuesto a la Renta		-11,683	-3,150	-20,412	-5,196
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**26,952**	**6,495**	**47,540**	**10,516**
	Utilidad (Pérdida) Neta atribuible:					
2D0802	**Accionistas mayoritarios**		14,268	3,503	25,168	5,672
2D0803	**Intereses Minoritarios**		12,684	2,992	22,372	4,844
			26,952	**6,495**	**47,540**	**10,516**
2D0901	Utilidad (pérdida) básica por acción común	11	0.104	0.025	0.184	0.041
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000	0.000	0.000	0.000
2D0903	Utilidad (pérdida) diluida por acción común		0.000	0.000	0.000	0.000
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000	0.000	0.000	0.000

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Por los periodos terminados al 30 de Junio del año 2006 y 2005
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2006 al 30 de Junio de 2006	Del 1 de Enero de 2005 al 30 de Junio de 2005
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales		621,014	416,609
Honorarios y comisiones		1,260	454
Intereses y rendimientos (no incluidos en la actividad de inversión)		5,838	4,374
Dividendos (no incluidos en la actividad de inversión)		0	0
Regalías		0	0
Otros cobros de efectivo relativos a la actividad		15,879	9,229
Menos pagos (salidas) por:			
Proveedores de bienes y servicios		-557,365	-372,465
Remuneraciones y beneficios sociales		-55,444	-57,386
Tributos		-15,553	-5,103
Intereses y rendimientos (no incluidos en la actividad de financiamiento)		0	0
Dividendos (no incluidos en la actividad de financiamiento)		0	0
Regalías		0	0
Otros Pagos de efectivo relativos a la actividad		-4,800	-1,258
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**10,829**	**-5,546**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a vinculadas		0	0
Venta de inversiones financieras		125	0
Venta de inversiones inmobiliarias		0	0
Venta de inmuebles, maquinaria y equipo		1,203	834
Venta de activos intangibles		0	0
Intereses y rendimientos		0	0
Dividendos		15	4,886
Otros cobros de efectivo relativos a la actividad		1,247	831
Menos pagos (salidas) por:			
Prestamos otorgados a vinculadas		0	0
Compra de inversiones financieras		-3,637	0
Compra de inversiones inmobiliarias		-3,297	-3,476
Compra de inmuebles, maquinaria y equipo		0	0
Desembolsos por trabajos en curso de inmueble, maquinaria y equipo		0	0
Compra y desarrollo de activos intangibles		0	0
Otros activos financieros		0	0
Otros activos no financieros		0	0
Otros pagos de efectivo relativos a la actividad		0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**-4,344**	**3,075**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Préstamos bancarios		168	771
Emisión de obligaciones financieras		198,509	0
Emisión de acciones o nuevos aportes		0	0
Venta de acciones en tesoreria		0	0
Otros cobros de efectivo relativos a la actividad		0	122,143
Menos pagos (salidas) por:			
Amortización o pago de préstamos bancarios		0	0
Amortización o pago de obligaciones financieras		-160,950	-74,723
Recompra de acciones propias (acciones en tesorería)		0	0
Intereses y rendimientos		-14,085	-13,585
Dividendos pagados a accionistas de la matriz		0	0
Dividendos pagados a intereses minoritarios		-13,139	-11,983
Diferencias de conversión		0	0
Otros pagos de efectivo relativos a la actividad.		0	-6,358
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**10,503**	**16,265**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**16,988**	**13,794**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		11,469	24,041
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**28,457**	**37,835**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE.
Contador General - Mat. 19915

Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2006 y 2005
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2006 al 30 de Junio de 2006	Del 1 de Enero de 2005 al 30 de Junio de 2005
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio		47,540	10,516
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio		0	0
Provisión de cuentas de cobranza dudosa		3,998	2,986
Provisión por desvalorización de existencias		5,985	5,268
Provisión por fluctuación del valor de inversiones financieras		0	0
Depreciación del ejercicio		14,039	16,133
Desvalorización de activos		0	0
Amortización y castigo de activos intangibles		82	60
Provisión para protección del medio ambiente		0	0
Amortización de otros activos		0	0
Provisiones		18,073	14,265
Pérdida en venta de inversiones financieras		0	0
Pérdida en venta de inversiones inmobiliarias		0	0
Pérdida en venta de inmuebles, maquinaria y equipo		0	0
Pérdida en venta de activos intangibles		0	0
Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo		0	0
Pérdida por aplicación del valor razonable		0	0
Impuesto a la renta y participación de los trabajadores diferidos		-812	104
Efecto acumulado por cambios en las políticas contables		0	0
Otros		15,191	14,047
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio		0	0
Utilidad en venta de inversiones financieras		0	0
Utilidad en venta de inversiones inmobiliarias		0	0
Utilidad en venta de inmuebles, maquinaria y equipo		-656	-7
Utilidad en venta de activos intangibles		0	0
Ganancia por aplicación del valor razonable		0	0
Impuesto a la renta y participación de los trabajadores diferidos		0	0
Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo		-6,148	-6,143
Efecto acumulado por cambios en las politicas contables		0	0
Otros		-922	-5,087
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Activos financieros a valor razonable a través de ganancias y pérdidas		0	0
(Aumento) Disminución de Activos disponibles para la venta			
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados			
(Aumento) Disminución de Cuentas por Cobrar Comerciales		-30,555	-35,249
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas		0	0
(Aumento) Disminución de Otras Cuentas por Cobrar		-107	725
(Aumento) Disminución en Existencias		-13,498	-25,558
(Aumento) Disminución en Activos Biológicos		0	0
(Aumento) Disminución de Activos no corrientes disponibles para la venta		0	0
(Aumento) Disminución en Gastos Pagados por Anticipado		-1,471	-542
(Aumento) Disminución de Otros Activos		0	0
Aumento (Disminución) de Obligaciones Financieras		0	0
Aumento (Disminución) de Cuentas por Pagar Comerciales		-39,833	-196
Aumento (Disminución) de Cuentas por Pagar a Vinculadas		0	0
Aumento (Disminución) de Provisiones		0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		0	0
Aumento (Disminución) de Otras Cuentas por Pagar		-77	3,132
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados		0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		**10,829**	**-5,546**

PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores		0	0
Bienes adquiridos en operaciones de arrendamiento financiero		0	0

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Por los periodos terminados al 30 de Junio del año 2006 y 2005
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2006 al 30 de Junio de 2006	Del 1 de Enero de 2005 al 30 de Junio de 2005
Compensación de pasivos corrientes		0	0
Compensación de pasivos no corrientes		0	0
Capitalización de acreencias u obligaciones		0	0
Revaluación de activos		0	0
Aportes de capital en bienes		0	0

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Junio del año 2006 y 2005
(En miles de nuevos soles)

	Capital	Capital adicional	Resultados no realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a los accionistas mayoritarios	Total Patrimonio Neto atribuible a los Intereses Minoritarios	Total
Saldos al 1ero. de enero de 2005	135,667	0	5,537	1,903	0	15,001	0	158,108	135,052	**293,160**
1. Ingresos (gastos) reconocido directamente en el patrimonio	0	0	0	0	0	0	0	0	0	**0**
2. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	5,672	0	5,672	4,844	**10,516**
Total de ingresos y gastos del periodo	**0**	**0**	**0**	**0**	**0**	**5,672**	**0**	**5,672**	**4,844**	**10,516**
3. Efecto acumulado de cambios en políticas contables y corrección de errores	0	0	0	0	0	0	0	0	0	**0**
4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	**0**
5. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	-6,466	0	-6,466	-5,524	**-11,990**
6. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	**0**
7. Reducción de capital o redención de acc. de inversión	0	0	0	0	0	0	0	0	0	**0**
8. Acciones en tesorería	0	0	0	0	0	0	0	0	0	**0**
9. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	**0**
10. Revaluación de activos	0	0	0	0	0	0	0	0	0	**0**
11. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	**0**
12. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	**0**
13. Otros incrementos o disminuciones de las partidas patrimoniales	7,889	0	-841	1,486	0	-8,535	0	-1	0	**-1**
14. Interés Minoritario	0	0	0	0	0	0	0	0	0	**0**
Saldos al 30 de Junio de 2005	**143,556**	**0**	**4,696**	**3,389**	**0**	**5,672**	**0**	**157,313**	**134,372**	**291,685**
Saldos al 1ero. de enero de 2006	143,556	0	8,595	3,389	0	14,297	0	169,837	145,071	**314,908**
1. Ingresos (gastos) reconocido directamente en el patrimonio	0	0	0	0	0	0	0	0	0	**0**
2. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	25,168	0	25,168	22,372	**47,540**
Total de ingresos y gastos del periodo	**0**	**0**	**0**	**0**	**0**	**25,168**	**0**	**25,168**	**22,372**	**47,540**
3. Efecto acumulado de cambios en políticas contables y corrección de errores	0	0	2,223	0	0	-2,223	0	0	0	**0**
4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	**0**
5. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	-7,046	0	-7,046	-6,264	**-13,310**
6. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	**0**
7. Reducción de capital o redención de acc. de inversión	0	0	0	0	0	0	0	0	0	**0**
8. Acciones en tesorería	0	0	0	0	0	0	0	0	0	**0**
9. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	**0**
10. Revaluación de activos	0	0	0	0	0	0	0	0	0	**0**
11. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	**0**
12. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	**0**
13. Otros incrementos o disminuciones de las partidas patrimoniales	9,539	0	-2,223	1,597	0	-8,912	0	1	1	**2**
14. Interés Minoritario	-2,641	0	-158	-63	0	-263	0	-3,125	3,125	**0**
Saldos al 30 de Junio de 2006	**150,454**	**0**	**8,437**	**4,923**	**0**	**21,021**	**0**	**184,835**	**164,305**	**349,140**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
NOTAS A LOS ESTADOS FINANCIEROS
POR EL PERÍODO TERMINADO EL 30 DE JUNIO DEL 2006

1) **PRINCIPIOS Y PRACTICAS CONTABLES**

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 y de las SIC de la 1 a la 33.

Respecto de las NIC 21 y 27 revisadas en el 2003, el Consejo Normativo de Contabilidad, tomando en consideración que se requiere de mayor estudio de los criterios técnicos sobre los que las empresas deben sustentar y establecer su moneda funcional, y teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su resolución N° 038-2005-EF/93.01 de fecha 28 de diciembre del 2005, publicada el 3 de febrero del 2006 acordó suspender la entrada en vigencia de la NIC 21 revisada en el 2003 hasta el 31 de diciembre de 2006, y restituir por el mismo periodo la NIC 21 anterior así como las SIC 19 y 30, excepto por el tratamiento alternativo indicado en los párrafos del 20 al 22 de la referida norma; esta resolución no impide la aplicación optativa de la NIC 21 revisada en el 2003, en los terminos que se indican en el articulo 3 de la resolución N° 034-2005-EF/93.01. En adición se mantiene la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias y asociadas.

Los estados financieros del periodo han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2005.

Moneda de medición y presentación

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda de medición). Los estados financieros se presentan en nuevos soles, que es la moneda medición y la moneda de

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
General - Mat. 199

presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) ESCISIÓN DE BLOQUE PATRIMONIAL DE COMPAÑIA SUBSIDIARIA

En la Junta General de Accionistas del 28 de marzo del 2005 se acordó la escisión de un bloque patrimonial de la subsidiaria Motorindustria S.A. , relacionado con las actividades de recuperación de piezas y reparación de componentes hidráulicos, las cuales han sido transferidas a Ferreyros S.A.A. El efecto inicial de esta operación en los estados financieros de esta última compañía fue como sigue:

	Activos		Pasivos
	S/. 000		S/. 000
Activos corrientes	2,451	Pasivos corrientes:	
		- Aumento	978
Activos no corrientes:		- Disminución	(10,264)
- Activo fijo, neto	10,707		
- Inversión en valores	(21,662)	Pasivo no corriente	782
	(8,504)		(8,504)

La disminución de inversión en valores corresponde a la reducción del patrimonio neto de la subsidiaria como consecuencia de haber escindido un bloque de su patrimonio. Mientras que la disminución del pasivo corriente corresponde a la eliminación de éste contra las cuentas por cobrar a nombre de la propia Compañía que fueron transferidas por la subsidiaria.

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	30-06-06		31-12-05	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	317,445	26,139	266,198	38,221
Intereses diferidos	(10,502)	(3,950)	(9,757)	(3,433)
Provisión para cuentas de cobranza dudosa	(31,079)		(29,595)	
	275,864	22,189	226,846	34,788

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

Los saldos de las cuentas por cobrar y por pagar con empresas afiliadas son los siguientes:

	30-06-06	**31-12-05**
	S/.000	**S/.000**
Por cobrar vencimiento corriente		
Comerciales:		
Orvisa Sociedad Anónima	2,830	4,548
Unimaq S.A.	876	1,664
Fiansa Sociedad Anónima	350	112
Motorindustria S.A.	5	555
Domingo Rodas S.A.	205	153
Depósitos Efe S.A.	25	11
	4,291	7,043
Diversas :		
Unimaq S.A.	570	2,346
Fiansa Sociedad Anónima	2,598	1,669
Domingo Rodas S.A.	346	365
Orvisa Sociedad Anónima	2,374	2,616
	5,888	6,996
Total cuentas por cobrar	10,179	14,039
Por pagar vencimiento corriente		
Comerciales:		
Motorindustria S.A.	677	6,962
Orvisa Sociedad Anónima	1,934	376
Fiansa Sociedad Anónima	182	138
Unimaq S.A.	594	106
Depósitos Efe S.A.	223	3
	3,610	7,585
Diversas :		
Motorindustria S.A.		3,675
Total cuentas por pagar	3,610	7,584

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) EXISTENCIAS

Este rubro comprende:

	30-06-06 S/.000	31-12-05 S/.000
Máquinas motores y automotores	122,135	140,703
Repuestos	98,278	90,815
Servicios de taller en proceso	22,063	19,280
Existencias por recibir	34,788	21,575
	277,264	272,373
Provisión para desvalorización de existencias	(24,194)	(19,118)
	253,070	253,255

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	30-06-06 S/.000	30-06-05 S/.000
Saldo inicial	19,118	13,948
Adiciones del período	5,985	5,268
Aplicaciones por ventas	(909)	(5,087)
Saldo final	24,194	14,129

6) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe-rencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	54,894	211				55,105
Edificios y otras construcciones	81,534	50	(198)		3,681	85,067
Instalaciones	3,936	234				4,170
Maquinaria y equipo	88,166	1,692	(1,512)	4,675	13,286	106,308
Maquinaria y equipo, flota de alquiler	74,130	6,199		(4,195)		76,133
Unidades de transporte	3,719		(121)		616	4,214
Muebles y enseres	29,578	931			393	30,902
Trabajos en curso	1,862	178				2,040
	337,819	9,495	(1,831)	480	17,976	363,939
Depreciación acumulada -						
Edificios y otras construcciones	28,335	1,217	(33)		622	30,141
Instalaciones	2,649	279				2,928
Maquinaria y equipo	66,710	4,816	(1,131)	(3)	6,001	76,393
Maquinaria y equipo, flota de alquiler	20,813	6,556		(5,460)	0	21,909
Unidades de transporte	3,439	83	(120)	(5)	423	3,820
Muebles y enseres	24,039	1,088			223	25,350
	145,985	14,039	(1,284)	(5,468)	7,269	160,541
Provisión para desvalorización de inmueble	(7,954)					(7,954)
Costo neto	183,880					195,444

Como producto de acuerdo de escisión, la subsidiaria Motorindustria S.A. segregó un bloque patrimonial y lo transfirió a la Compañía. El activo fijo transferido por este concepto se está presentando en la columna "Otros cambios".

7) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el período por bonos corporativos anteriormente emitidos ascienden a S/.5.5 millones.

8) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	2006			2005		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	590,872	49,109	639,981	404,465	44,527	448,992
Utilidad de operación	57,281	5,164	62,445	16,681	3,212	19,892
Principales activos: Activos fijos	147,987	47,457	195,444	153,916	56,558	210,474
Existencias	226,785	26,285	253,070	193,953	16,898	210,851
Cuentas por Cobrar	252,016	46,037	298,053	138,678	27,538	166,216

9) PATRIMONIO

a) Capital

Por acuerdo de Junta General de Accionistas del 28 de marzo del 2006, se aprobó aumentar el capital social en S/.18.0 millones mediante la capitalización de resultados acumulados y excedente de revaluaciòn.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital social està representado por 258,360,000 acciones comunes de un valor nominal de S/.1.10 cada una.

b) Excedente de revaluaciòn

Debido a una mala interpretación de la "NIC 16- Propiedad , Planta y Equipo", que establece las normas para el tratamiento del excedente de revaluaciòn, la Compañìa ha capitalizado en ejercicios anteriores excedente de revaluaciòn por S/. 7.8 milones , el cual representa el 2.24% del patrimonio. Aun cuando dicho importe es inmaterial para afectar el patrimonio neto de la Compañìa, con el propòsito de cumplir con criterios de total transparencia con el mercado, la Compañìa ha restituìdo el excedente de revaluaciòn capitalizado por S/. 7.8 millones con cargo a resultados acumulados. Cabe destacar que esta situación no afecta de manera alguna el valor del patrimonio neto ni la capacidad de la Compañìa para honrar su politica de distribución de dividendos.

c) Resultados acumulados

Por acuerdo de la Junta General de Accionistas antes mencionada, se aprobó la distribución de dividendos en efectivo por S/.13.3 millones y la capitalización de resultados acumulados por S/. 13.8 millones.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Adicionalmente, se ha restituìdo el excedente de revaluaciòn capitalizado por S/. 7.8 millones con cargo a resultados acumulados.

10) CONTINGENCIAS Y COMPROMISOS

Al 30 de Junio del 2006, la Compañía tiene las siguientes contingencias:

a. En Abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.1 millones, incluídos multas e intereses. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b. En Diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.18.3 millones, incluídos multas e intereses. La Compañía presentó un recurso de reclamación a la Administración Tributaria.

c. En Junio del 2006, la Compañìa ha recibido acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 27.5 y S/. 4.5 millones, respectivamente, incluìdos multas e intereses. La Compañìa presentarà en el plazo de ley un recurso de reclamaciòn a la Administración Tributaria.

d. Al 30 de Junio del 2006, la Compañía mantiene en proceso de reclamación, juicios por US$ 1.0 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

   La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

   Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias indicadas, de acuerdo al procedimiento establecido, la Administración Tributaria hizo conocer a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Adicionalmente, es importante mencionar lo siguiente:

a. Con fecha 18 de mayo del 2006, la Compañía recibió de la Administración Tributaria una acotación por S/. 1.0 millón, relacionada con las Resoluciones del Tribunal fiscal Nros. 0758-2-2005 y 01644-1-

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Con[illegible] Mat. [illegible]

2006, que determinaron que la metodología de ajuste por inflación, no resultaba de aplicación en un escenario en el cual no existe inflación sino deflación, razón por la cual no debió determinarse REI tributario por el ejercicio 2001.

Al respecto, cabe señalar que con fecha 12 de julio del 2006, el Congreso de la Republica aprobó la Ley que dejaría sin efecto lo dispuesto por las indicadas Resoluciones del Tribunal Fiscal, la misma que una vez promulgada por el Poder Ejecutivo obligará a la Administración Tributaria a declarar fundado nuestro recurso de reclamación en relación a la indicada Resolución de Determinación, dejando sin efecto la deuda tributaria por S/. 1.0 millón.

b. Al 30 de Junio del 2005 se encontraba pendiente de resolución por parte del Tribunal Fiscal una acotación por S/. 2.7 millones por supuesta omisión en el pago de una multa relacionada con el Impuesto a la Renta del ejercicio 2001. En noviembre del 2005 el Tribunal Fiscal declaró nula y sin efecto dicha resolución, razón por la cual ya no aparece como contingencia al 30-06-06.

Al 30 de Junio del 2006, la Compañía tiene los siguientes compromisos:

a. Avales por US$ 12.3 millones y US$ 10.9 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US$ 0.7millones, que garantizan transacciones diversas.

11) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Periodos terminados el:	
		30-06-06	30-06-05	30-06-06	30-06-05
Utilidad neta	S/.	26,952,000	6,495,000	47,540,000	10,516,000
Promedio ponderado de acciones comunes en circulación		258,360,000	258,360,000	258,360,000	258,360,000
Utilidad básica por acción		S/.0.104	S/.0.025	S/.0.184	S/.0.041

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador ... Mat. ...

de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

12) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		Periodos terminados el:	
	30-06-06	30-06-05	30-06-06	30-06-05
	S/.000	S/.000	S/.000	S/.000
Ventas netas	2,182	8,091	6,024	13,635
Utilidad en ventas	295	631	719	1167

13) TRANSACCIONES CON VINCULADAS

Las transacciones del periodo con subsidiarias se resumen como sigue:

	2006	**2005**
	S/.000	**S/.000**
Venta de bienes :		
Fiansa Sociedad Anónima	26	0
Orvisa Sociedad Anónima	3,981	10,887
Unimaq S.A.	1,081	1,528
Motorindustria S.A.	487	313
Domingo Rodas S.A.	20	0
	5,595	**12,728**
Venta de servicios :		
Fiansa Sociedad Anónima	264	334
Orvisa Sociedad Anónima	81	139
Unimaq S.A.	29	283
Motorindustria S.A.	24	133
Domingo Rodas S.A.	32	18
	430	**907**
Total venta de bienes y servicios	**6,025**	**13,635**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	2006 S/.000	2005 S/.000
Compra de bienes:		
Fiansa Sociedad Anónima	1431	6,074
Orvisa Sociedad Anónima	1,583	206
Unimaq S.A.	1185	1807
	4,199	**8,087**
Compra de servicios:		
Unimaq S.A.	96	188
Fiansa Sociedad Anónima	501	149
Orvisa Sociedad Anónima	71	26
Depósitos Efe S.A.	438	495
Motorindustria S.A.	6,901	10,206
	8,007	**11,064**
Total compra de bienes y servicios	**12,206**	**19,151**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.
Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

14) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de Junio que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-06-06	30-06-05
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinarias y equipo	30,532	3,832
Transferencias de inmuebles, maquinarias y equipo a existencias	24,584	5,514

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915